

16021787

SSION

SEC Mail Processing Section
AUG 29 2016
Washington DC
412

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 69220 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 06/30/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OLSEN PALMER LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2020 K STREET NW, SUITE 450
(No. and Street)

WASHINGTON (City) DC (State) 20006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN PALMER 202-803-2676
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEITER
(Name – *if individual, state last, first, middle name*)

4401 DOMINION BLVD. (Address) GLEN ALLEN (City) VA (State) 23060 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, BRIAN PALMER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OLSEN PALMER LLC, as of JUNE 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OH SUNG CHOI
NOTARY PUBLIC
MY COMMISSION EXPIRES 11/30/2016
DISTRICT OF COLUMBIA


District of Columbia: SS
Subscribed and Sworn to before me, this 25 day of Aug, 2016

Signature

PARTNER
Title

Oh Sung Choi, Notary Public, D.C.
My commission expires November 30, 2016
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# OLSEN PALMER LLC

Financial Statement

Year Ended June 30, 2016
With Report of Independent Registered Public Accounting Firm

SEC ID 8 – 069220

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

**OLSEN PALMER LLC**

Table of Contents

»Keiter
Your Opportunity Advisors

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Olsen Palmer LLC
Washington, D.C.

We have audited the accompanying statement of financial condition of Olsen Palmer LLC (the "Company"), as of June 30, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Olsen Palmer LLC as of June 30, 2016 in accordance with accounting principles generally accepted in the United States of America.



August 25, 2016
Glen Allen, Virginia



Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

## OLSEN PALMER LLC

Statement of Financial Condition
Year Ended June 30, 2016

| | |
|---|---|
| **ASSETS** | |
| Cash and Cash Equivalents | $338,900 |
| Accounts Receivable | 25,000 |
| Furniture and Equipment - net | 11,560 |
| Prepaid Expenses | 26,658 |
| Other Assets | 25,309 |
| TOTAL ASSETS | $427,427 |
| **LIABILITIES & EQUITY** | |
| Liabilities | |
| Accounts Payable | $ 8,291 |
| Deferred Lease Liability | 16,601 |
| Other Current Liabilities | 32,474 |
| Total Liabilities | 57,366 |
| Equity | 370,061 |
| TOTAL LIABILITIES & EQUITY | $427,427 |

See accompanying notes to financial statement

**OLSEN PALMER LLC**

Notes to Financial Statement
June 30, 2016

## NOTE 1 – ORGANIZATION

Olsen Palmer LLC (the Company), a Delaware limited liability company was organized for the purpose of engaging in investment banking and related activities. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Accounting** - The financial statement has been prepared using the accrual basis of accounting.

**Credit Risks** – Financial instruments which potential expose the Company to concentrations of credit risk consist principally of cash and receivables. The Company maintains its cash balances in financial institutions fully insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's cash balance regularly exceeds the insured limit.

At June 30, 2016, one customer accounted for 100% of accounts receivable.

**Use of Estimates** - The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

**Accounts Receivable** - Management closely monitors outstanding accounts receivable and charges to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts. The Company believes as of June 30, 2016 that all accounts receivable are collectible. Therefore, no allowance has been established.

## NOTE 3 – CASH AND CASH EQUIVALENTS

The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

## NOTE 4 – LEASES

The Company has leased office space in Washington, DC through March 2019 and in Northbrook, Illinois through May 2017. In connection with the lease agreements, the Company was granted a period of free rent which it has recorded as deferred rent. The unamortized balance of the deferred rent at June 30, 2016, is $16,601 and is reflected as a liability in the accompanying statement of financial condition.

## OLSEN PALMER LLC

Notes to Financial Statement
June 30, 2016

### NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2016, the Company had net capital of $281,534 which was $276,534 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.20 to 1.

### NOTE 6 - OTHER REGULATORY REQUIREMENTS

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i).

### NOTE 7 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 25, 2016, the date on which the financial statements were issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.